Exhibit 99.2

Phaos Technology Announces Closing of Initial Public Offering

SINGAPORE, NOVEMBER 14, 2025 — Phaos Technology Holdings (Cayman) Limited, (NYSE American: POAS), (“Phaos” or “the Company”), the investment holding company of Phaos Technology Pte. Ltd., an advanced microscopy solutions Company, today announced the closing of its previously announced initial public offering of an aggregate of 2,700,000 class A ordinary shares of the Company (the “Offering”) at a public offering price of US$4.00 per share (the “Offering Price”) to the public for a total of US$10,800,000 of gross proceeds to the Company, before deducting underwriting discounts and other offering expenses. Pursuant to the Offering, certain selling shareholders of the Company offered an aggregate of 900,090 class A ordinary shares of the Company at the Offering Price. The Company did not receive any proceeds from any sale of class A ordinary shares of the Company by those selling shareholders.

The Company’s class A ordinary shares began trading on the NYSE American on November 13, 2025, under the ticker symbol “POAS”. The Company has granted the underwriter a 45-day option to purchase an additional 405,000 class A ordinary shares at the Offering Price less the underwriting discounts, solely to cover over-allotments, if any, representing 15% of the class A ordinary shares sold by the Company in the Offering (excluding class A ordinary shares sold by the selling shareholders, and those subject to this over-allotment option). Assuming that the over-allotment is exercised in full, the Company is expected to receive gross proceeds amounting to approximately US$12,420,000 before deducting underwriting discounts and other offering expenses.

Network 1 Financial Securities, Inc. (“Network 1”), a full-service broker/dealer, acted as the sole book-running manager for the Offering. Ortoli Rosenstadt LLP acted as U.S. securities counsel to the Company and Loeb & Loeb LLP acted as U.S. counsel for Network 1, in connection with the Offering.

The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-284137) previously filed with the U.S. Securities and Exchange Commission (“SEC”) and became effective on the November 11, 2025 (the “Effective Date”) in accordance with the provisions of Section 8(a) of the U.S. Securities Act of 1933, as amended, in a final post-effective registration statement on Form F-1 that contained the affirmative statement on the cover that such registration statement shall become effective in accordance with the provisions of section 8(a) of the U.S. Securities Act of 1933, as amended. Notice of the post-effective registration statement was filed on October 22, 2025, 20 days prior to that Effective Date. The Offering was made only by means of a prospectus, forming a part of the registration statement on Form F-1. A final prospectus relating to the Offering was filed with the SEC on November 13, 2025, and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus related to the Offering may be obtained, when available by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from Network 1 at 2 Bridge Avenue, Suite 241 Red Bank, NJ 07701, or by telephone at +1 (732) 758-9001.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Phaos Technology Holdings (Cayman) Limited

Phaos Technology Holdings (Cayman) Limited is an advanced microscopy technology company. Our commitment to innovation and excellence drives us to deliver state-of-the-art microscopy products and software solutions, powered by artificial intelligence, for diverse sectors including manufacturing, biomedical, and research. Experience the difference with Phaos Technology – where innovation meets sophistication, shaping the future of optical technology. For more information, please visit www.phaostech.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contacts

Company Contact:

Phaos Technology Holdings (Cayman) Limited

(65) 6250 3877

ir@phaostech.com

Underwriter Inquiries:

Network 1 Financial Securities, Inc.

Adam Pasholk

2 Bridge Avenue, Suite 241

Red Bank, NJ 07701

+1 (732) 758-9001

Email: info@netw1.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com